

SEC 09058209 MISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response......12.00

SEC FILE NUMBER
8-045478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2008___AND ENDING___December 31, 2008___

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Northstar Group, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 East Putnam Avenue

(No. and Street)

Greenwich   CT   06830

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pat Marron   914-632-8400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA

(Name – if individual, state last, first, middle name)

375 Passaic Avenue, Suite 200   Fairfield   NJ   07004

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 2 6 2009

Washington, DC
101

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



AFFIRMATION

I, Steven A. O'Connell, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2008 and supplemental schedules pertaining to The Northstar Group, Inc. as of December 31, 2008 are true and correct. I further affirm that neither the Corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

_____   2/12/09
Signature   Date

_____
Title   Managing Director

Subscribed and Sworn to before me
on this _____ day of _____, 2009.

_____
Notary Public

THE NORTHSTAR GROUP, INC.

(S.E.C. NO. 8 -045478)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

THE NORTHSTAR GROUP, INC.

TABLE OF CONTENTS



ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
The Northstar Group, Inc.
Greenwich, CT

We have audited the accompanying statement of financial condition of The Northstar Group, Inc. as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of The Northstar Group, Inc. at December 31, 2008 in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA. PA

Alperin, Nebbia
& Associates, CPA, PA

Fairfield, New Jersey
February 23, 2009

THE NORTHSTAR GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current Assets:

Cash and cash equivalents	$	7,356
Receivable from clearing broker		589,000
Receivables - other		164,914
Other assets		13,972
Total assets	$	775,242

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accrued expenses and other liabilities	$	216,583

Other Liabilities:

Liabilities subordinated to claims of general creditors		205,945
Total liabilities		422,528

Commitments and Contingencies

Stockholders' Equity

		352,714
Total liabilities and stockholders' equity	$	775,242

See independent auditor's report and the accompanying notes to the statement of financial condition.

2

Note A – Organization and Significant Accounting Policies

Nature of Business

The Northstar Group, Inc., (the "Company"), is a securities broker-dealer which principally serves institutional investors.

The Company generates revenue principally by providing securities trading and brokerage services to institutional investors. Revenues for these services could vary based on the performance of financial markets around the world.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements

Revenue Recognition

Securities transactions and related expenses are recorded on a trade date basis. The Company clears all securities transactions through Pershing, LLC on a fully disclosed basis.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Property and Equipment

Property and equipment is stated at cost. Expenditures that materially increase useful lives are capitalized, while ordinary maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging generally from three to ten years. Amortization of leasehold improvements, included with depreciation, is computed using the straight-line method over the estimated useful life of the asset or the term of the lease, whichever is shorter.

Note B – Commitment and Contingencies

The Company is obligated under a non-cancelable operating lease for office space, expiring in January 2012.

Minimum annual payments for rent under the terms of this lease are as follows:

December 31,

2009	$ 33,000
2010	34,500
2011	36,000
	$ 103,500

See independent auditor's report.

Note B – Commitment and Contingencies (continued)

The Company uses Pershing, LLC to process its securities transactions and to provide custodial and other services. The Company pays a fee on a per transaction basis for securities transactions and interest on balances due to Pershing, LLC. At times, the Company has significant money balances on deposit with Pershing, LLC and with a commercial bank.

Non-interest bearing balances with the commercial bank are insured by the Federal Deposit Insurance Corporation through its Temporary Liquidity Guarantee Program, which is in place through December 31, 2009. A financial institution may opt out of the program. The FDIC will maintain and post on its website (www.fdic.gov) a list of eligible entities that opt out of the guarantee program. As of February 12, 2009, the Company's commercial bank was not on the FDIC's opt out list.

Note C – Discretionary Liability

The Company will make a contribution to its defined benefit plan in the amount of $140,048 contingent on its collection of Federal and Connecticut withholding refunds of the same amount. If the Company is unable to collect such receivables, it will forego this defined benefit plan contribution. This amount is included in the accrued expenses and other liabilities of $216,583.

Note D – Subordinated Liabilities

The Company has borrowed $205,945 from its stockholders under cash subordinated agreements maturing in 2010. The borrowings bear interest at 20%, payable annually.

The subordinated liabilities are covered by agreements approved by the Financial Industry Regulatory Authority("FINRA") and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had net capital of $504,313, which was $404,313 in excess of its required net capital of $100,000. The Partnership's net capital ratio was 0.15 to 1.

Note F – Employee Benefit Plans

The Company has established a defined benefit pension plan covering all eligible employees. The Company's defined benefit pension plan defines a targeted retirement benefit for participants, which is funded by a required annual contribution based on an actuarial formula within the plan.

The Company also has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2008.

See independent auditor's report.

Note G - Related Party

The Company leases office space in Towson, MD under a month-to-month lease, from a shareholder of the Company.

Note H – Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107 "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement oif financial condition. The Company's financial instruments, as defined, are carried at approximate fair value.



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

The Northstar Group, Inc.
34 East Putnam Avenue
Greenwich, CT 06830

Dear Sirs:

In planning and performing our audit of the financial statements of The Northstar Group, Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of The Northstar Group, Inc. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 23, 2009.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the preceding paragraph were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 23, 2009